UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-34563

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

Room A1-A5 26/F, East Zone, Hanwei Plaza

No. 7 Guanghua Road, Chaoyang District,

Beijing 100020

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Concord Medical Announces Changes in Management

Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a healthcare provider specialized in cancer treatment, research, education and prevention in China, today announced that Mr. Wei Jiang stepped down as chief financial officer of the Company, effective June 30, 2026. The Company further announced the appointment of Mr. Botao Shi as the Company’s interim chief financial officer, effective on the same date.

Mr. Wei Jiang has resigned from his role as the chief financial officer of the Company in order to devote his time and focus to the business and operations of Concord Healthcare Group Co., Ltd. (“Concord Healthcare Group”), the Company's subsidiary listed on the Main Board of The Stock Exchange of Hong Kong Limited under the stock code 2453.HK. Mr. Jiang’s resignation did not result from any disagreement with the Company on any matter relating to the Company's operations, policies, practices, or financial reporting, including its accounting principles and practices.

“We would like to express our sincere gratitude to Mr. Wei Jiang for all his efforts and contributions over the past years,” commented Dr. Jianyu Yang, chairman and chief executive officer of the Company. “In the meantime, we are pleased to announce the appointment of Mr. Botao Shi as our interim chief financial officer. We look forward to working closely with Mr. Shi to continue to create value for our shareholders.”

Mr. Botao Shi has served as vice president and secretary of the board of Concord Medical since August 29, 2024, with primary responsibility for the Company's equity management and investment and financing matters. He concurrently serves as a non-executive director of Concord Healthcare Group. Mr. Shi joined Concord Healthcare Group on August 27, 2015 and served as its board secretary from that date until August 28, 2024. He was appointed an executive director of Concord Healthcare Group on June 20, 2023, a position he held until August 28, 2024, when he was re-designated as a non-executive director effective August 29, 2024. Prior to joining Concord Healthcare Group, Mr. Shi served as board secretary and general manager of the Asset Management Department of Concord Medical from October 2007 to July 2015. Mr. Shi obtained a master's degree in business management from Beijing Institute of Technology in June 2013.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company's actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether because of new information, future events, or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

By:	/s/ Jianyu Yang
Name:	Jianyu Yang
Title:	Chairman and Chief Executive Officer

Date: July 2, 2026